Form 10-K405, Exhibit 13
period 1996-07-31
CONTINENTAL CIRCUITS CORP
filed 1996-10-29
CIK 822973

                                                                      Exhibit 13

TABLE OF CONTENTS


2       Financial Highlights

3       Chairman's Letter

6       Management's Discussion and Analysis of
         Financial Condition and Results of Operations

11      Balance Sheets

12      Statements of Income

12      Statements of Shareholders' Equity

13      Statements of Cash Flows

15      Notes to Financial Statements

22      Report of Independent Auditors


COMPANY PROFILE

       Continental Circuits Corp. is a leading manufacturer of complex multilayer, surface mount circuit boards used in sophisticated electronic equipment in the computer, communications, instrumentation and industrial controls industries. Our circuit boards are used principally in workstations, desktop and notebook computers, computer networking products, storage devices, medical equipment, cellular telephones and pagers. Our sales are primarily direct sales to leading original equipment manufacturers and contract manufacturers in the United States and abroad. Most of the market segments we serve are characterized by high growth rates, rapid technological advances and short product development times.

   Continental's objective is to provide world-class manufacturing for its customers and to be recognized as the leader in complex multilayer, surface mount circuit boards by providing the maximum total value, defined as the combination of cost efficiency, quick response times and high quality.

FINANCIAL HIGHLIGHTS

FOR YEARS ENDED JULY 31,                      1996          1995          1994          1993          1992
----------------------------------------------------------------------------------------------------------
(in thousands, except per share data)

Statement of Income Data
Net sales                                 $108,362      $ 95,372      $ 80,218      $ 77,177      $ 68,725
Income from operations                      10,869        11,817         6,320         6,809         2,246
Net income                                   6,283         6,654         3,059         2,322           320
Net income per share                          0.85          0.99          0.48          0.37          0.05

Balance Sheet Data

Working capital                           $ 14,729      $  8,695      $  9,464      $  2,982      $  1,057
Total assets                                59,586        54,482        47,648        44,226        40,736
Long-term debt, less current portion         3,333         1,357        12,500        10,511        11,510
Shareholders' equity                        44,032        37,736        21,635        18,373        16,003

[LINE CHARTS 1, 2, AND 3]

TO OUR SHAREHOLDERS

[PHOTO OF FREDERICK G. MCNAMEE, III]

CHANGES IN THE WORLD WE LIVE IN

    The influence of technology pervades our every day lives in an ever increasing number of ways. From PCs and the Internet to cellular telephones and pagers, to "smart" household appliances and automobile engines, to medical diagnostic equipment and industrial controls, electronics are being designed and used in more and more ways. Indeed, estimates of the explosive growth of electronics industries such as telecommunications, notebook computers and networking products are forecasted at a compounded growth rate of over 15%. At the heart of this electronics explosion is a basic building block, the printed circuit board. At Continental Circuits, we are dedicated to manufacturing high quality and high technology printed circuit boards.

[PIE CHART 1]

1996, THE YEAR IN REVIEW

    In 1996, Continental Circuits continued its year over year improvement in sales and strong net income, and EPS. For the year ended July 31, 1996, sales increased to $108.4 million, or 13.6% above 1995 levels. Net income and earnings per share were $6.3 million and $.85 respectively.

    Our financial performance reflects our ability to competitively manufacture high quality and high technology printed circuit boards. Gross margins of 17.4% for 1996 were achieved through our materials and production management efforts. Additionally during 1996, we invested over $8 million in facilities and capital equipment to increase capacity and to offer our customers' the best in technology and reliability.

    As the complexity of electronic products increases, so does the density and layer count of the circuit boards. Continental Circuits has become known as a leader in the high volume, complex product segment.

    Continental Circuits benefits from a diverse customer base and product mix. Although we, along with the industry, experienced a slow down in customer demand in mid 1996, the strength of our diversity has contributed to the return of a positive book to bill ratio.

[LINE CHART 4]

WHAT'S IN STORE FOR 1997

    Continental Circuits continually strives to be a world class value added interconnect service provider with an emphasis on time to market, leading edge technologies, and superior customer service.

    To that end, I have developed and discussed a "4-Prong" strategy for Continental Circuits Corp. to achieve this goal. The prongs of the strategy include increasing our standard printed circuit board production capacity, increasing our quick turn printed circuit board capacity, diversifying into other interconnect products and services, and expanding Continental Circuits presence globally. The 4-Prong strategy will continue to guide our management efforts in 1997 as we grow Continental Circuits. The 4-Prong strategy ensures that we continue to serve the ever increasing needs of our customers and to manufacture the ever increasing types of products offered by our customer.

[PIE CHART 2]

NEW ARRIVALS

    As I write this letter, Continental Circuits has entered into an agreement to acquire Sigma Circuits, Inc. We are eagerly working to complete this transaction and I would like to extend a warm welcome to the employees, customers, suppliers and shareholders of Sigma. The acquisition of Sigma Circuits is key to our strategic planning to expand Continental Circuits' offerings into quick turn printed circuit board manufacturing, flexible circuit manufacturing, and backplane assembly. The combined company will offer customers "One Stop Shopping" for printed circuit boards and interconnect solutions. With this acquisition, Continental Circuits is expected to be a $200 million company with over 1,600 employees manufacturing high quality and high technology electronics in five production facilities. In 1997, our efforts will be focused on the integration, management, and growth of the new company into a world class industry leader.

    Additionally, Joe Andersen recently joined the management team at Continental Circuits as Chief Financial Officer. Joe has over 15 years of financial experience in the electronics industry. Please join me in welcoming him to Continental Circuits' family.

GIVING CREDIT WHERE DUE

    As Continental Circuits celebrates its 25th Anniversary this year, I would like to thank our employees, customers, suppliers, and shareholders for their continued support, in helping us achieve our increased growth and financial performance in 1996.

    As we enter 1997, the management team and employees at Continental Circuits are stepping into the future with confidence.

Sincerely,


Frederick G. McNamee, III
Chairman, CEO and President

[GRAPHIC 1]

SMALL PACKAGES

    The communications world is accelerating at a staggering pace. Markets are changing with the shift in communication products from analog to digital systems. Cellular telephones, pagers, other wireless products and the global network systems that support them, require complex lightweight circuit boards.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

    Continental Circuits Corp. is a leading manufacturer of complex multilayer, surface mount circuit boards used in sophisticated electronic equipment in the computer, communications, instrumentation and industrial controls industries. The Company's circuit boards are used principally in workstations, desktop and notebook computers, computer networking products, storage devices, medical equipment, cellular telephones and pagers. The Company utilizes its advanced manufacturing and engineering capability to assist OEMs in the early phases of new product development, which allows Continental to maintain technological leadership and provides prototype and volume manufacturing opportunities. Most of the segments of the electronics industry served by the Company are characterized by high growth rates, rapid technological advances and short product development and market introduction times. The Company is committed to assisting its customers in achieving the shortest possible time-to-market and time-to-volume for new products.

    The electronics industry, including the segments served by the Company, is subject to economic cycles and from time to time experiences recessionary periods. During past recessionary periods, the competitive pressures on merchant manufacturers were intensified by OEMs with captive operations which could substantially reduce outsourcing in favor of maintaining adequate volume at their captive manufacturers. This effect has been diminished significantly by a continuing decrease in the overall captive manufacturing capacity and the fact that there are fewer manufacturers capable of producing complex multilayer, surface mount circuit boards. The Company believes that these factors have contributed to firmer price levels and will continue to do so in the future, although there is no assurance that price levels will not fluctuate materially in the future.

    The Company is focusing on increasing manufacturing efficiency to achieve continued improvement in profitability. This focus includes making capital improvements, optimizing workflow and managing product mix in order to maximize process yield and throughput.

    Set forth below is a table showing the portions of the Company's total net sales attributable to the indicated markets for fiscal years 1994 through 1996.

FISCAL YEAR ENDED JULY 31,                           1996       1995       1994
--------------------------------------------------------------------------------
MARKETS
Computers                                              49%        37%        38%
Memory and storage devices                             14         29         31
Communications                                         21         14         12
Instrumentation and industrial controls                13         11          5
Peripherals                                             3          9         14
--------------------------------------------------------------------------------
Totals                                                100%       100%       100%

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS (CONTINUED)

RESULTS OF OPERATIONS

    The following table sets forth operating results expressed as a percentage of net sales for the periods indicated and the percentage change in such operating results between periods. Results for any one or more periods are not necessarily indicative of annual results or continuing trends.

                                                                                      PERIOD TO PERIOD
                                                                                     INCREASE (DECREASE)
                                                                                     1996         1995
PERCENTAGE OF NET SALES                                                            COMPARED      COMPARED
FISCAL YEAR ENDED JULY 31,                         1996        1995        1994    TO 1995      TO 1994
---------------------------------------------------------------------------------------------------------
Net sales                                         100.0%      100.0%      100.0%       13.6%       18.9%
Cost of products sold                              82.6        79.9        84.1        17.5        12.9
Gross profit                                       17.4        20.1        15.9        (1.8)       50.3
Selling, general and administrative expenses        7.4         7.7         8.0         8.3        14.3
Income from operations                             10.0        12.4         7.9        (8.0)       87.0
Interest expense                                    0.4         0.9         1.6       (46.5)      (30.4)
Other expense                                       0.1         0.0         0.0          NM          NM
Income before income taxes                          9.5        11.5         6.3        (5.8)      115.7
Income taxes                                        3.7         4.5         2.5        (6.3)      113.0
---------------------------------------------------------------------------------------------------------
Net income                                          5.8%        7.0%        3.8%       (5.6)       117.5


COMPARISON OF FISCAL YEARS ENDED JULY 31 1996 AND 1995

    Net sales increased 13.6% to $108.4 million in fiscal 1996 from $95.4 million in fiscal 1995. This increase was the result of a 13% increase in unit volume, primarily for products supporting the computer and communications markets, two of the areas of focus of the marketing effort. Also, average prices increased from 1995 to 1996 as product mix continued to shift toward more complex, higher technology products.

    Gross profit as a percent of net sales increased to 17.4% in fiscal 1996 from 20.1% in fiscal 1995. The decrease was driven primarily by a slowdown in the second half of 1996 throughout the industry and the impact of fixed costs in place to support higher sales being spread over a lower manufacturing volume.

    Selling, general and administrative expenses increased 8.3% to $8.0 million in fiscal 1996 from $7.4 million in fiscal 1995. The growth was driven primarily by increased marketing expenses and a provision for doubtful accounts for a single customer that represented less than 1% of sales.

    Income from operations of $10.9 million for fiscal 1996 declined to 10.0% of sales from $11.8 million, or 12.4% of sales in fiscal 1995 because of the above factors.

    Interest expense decreased 46.5% to $0.5 million in fiscal 1996 from $.9 million in fiscal 1995 as all of fiscal 1996 benefited from the prepayment of approximately $9.0 million of long-term debt from the proceeds of the Company's March 1995 initial public offering of Common Stock.

    Income taxes of $4.0 million for fiscal 1996 were down from $4.3 million in fiscal 1995, consistent with the reduced pretax earnings. The effective tax rate was essentially unchanged at 39% for both periods.

COMPARISON OF FISCAL YEARS ENDED JULY 31 1995 AND 1994

    Net sales increased 18.9% to $95.4 million in fiscal 1995 from $80.2 million in fiscal 1994. This increase was the result of a 14% increase in unit volume, primarily in products for instrumentation, computers and communications

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS (CONTINUED)

equipment, due to the Company's marketing efforts and favorable trends in the industry. In addition, price levels increased approximately 5% due to a shift in product mix toward higher technology products.

    Gross profit as a percent of net sales increased to 20.1% in fiscal 1995 from 15.9% in fiscal 1994. This increase was primarily due to the shift in product mix toward higher technology products which have greater profit margins, and the leveraging of fixed costs over a larger sales base.

    Selling, general and administrative expenses increased 14.3% to $7.4 million in fiscal 1995 from $6.5 million in fiscal 1994. This increase was due to greater profit sharing expenses for the 1995 period resulting from higher profitability and increased marketing and sales expenses.

    Income from operations increased 87.0% to $11.8 million, or 12.4% of net sales, in fiscal 1995 from $6.3 million, or 7.9% of net sales in fiscal 1994 as a result of the above factors.

    Interest expense decreased 30.4% to $0.9 million in fiscal 1995 from $1.3 million in fiscal 1994 due to the prepayment of approximately $9.0 million of long-term debt from the proceeds of the Company's March 1995 initial public offering of Common Stock.

    Income taxes increased 113% to $4.3 million in fiscal 1995 from $2.0 million in fiscal 1994. The increase was the result of a 116% increase in income before income taxes. The effective tax rate was approximately 39% in both periods.

LIQUIDITY AND CAPITAL RESOURCES

   The Company has historically financed its operations primarily through cash generated from operations, although such funds have been supplemented by borrowings under a line of credit and term notes as needed. The Company's principal uses of cash historically have been to pay operating expenses, make capital expenditures and service debt.

   Cash generated from operations totalled $9.5 million, $11.4 million and $6.1 million in fiscal years 1996, 1995 and 1994, respectively.

   On October 31, 1995, the Company completed the renegotiation of both the outstanding $15 million long term note payable and the $3 million long term line of credit agreements. The new term note is a $5.0 million note payable over 5 years. The note payable is a fully amortizing obligation payable in 60 equal monthly installments of principal in the amount of $83,333, plus accrued interest at the rate of LIBOR (London Interbank Offered Rate) plus 2.75 percentage points (8.17% per annum at September 30, 1996) or prime. The long-term line of credit agreement expires in October 1997 and provides for maximum borrowings of $10 million or 75 percent of eligible accounts receivable. The line of credit bears interest at LIBOR plus 2.5 percentage pints or prime and at July 31, 1996, there were no amounts outstanding under the line. The long term debt agreements are collateralized by substantially all available assets of the Company.

   The Company's borrowing agreements contain covenants which place various restrictions on financial ratios, capital expenditures, minimum levels of income, transactions with related parties, and the payment of dividends. In addition, the borrowing agreements contain an event of default provision whereby all outstanding amounts would be due and payable should there be any material change in management or a change in control of the Company.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS (CONTINUED)

   Capital expenditures totalled $8.7 million, $11.7 million and $3.7 million in fiscal years 1996, 1995 and 1994, respectively. The capital expenditures during fiscal 1996 completed the Company's $12 million 1995 program to expand its manufacturing capacity. The balance of capital expenditures made in fiscal 1996 and expenditures during fiscal 1994 resulted from routine replacements. These capital expenditures were financed through cash generated from operations.

   The Company believes that funds generated from operations and borrowing availability under the renegotiated line of credit agreement will be sufficient to satisfy the Company's operation expenses and capital expenditures through fiscal 1997.

SEASONALITY

   Historically, the Company's sales have not been subject to significant seasonal fluctuations.

INFLATION

   The impact of inflation on the Company's operating results has been moderate in recent years, reflecting generally lower rates of inflation in the economy and relative stability in the Company's cost of sales. While inflation has not had, and the Company does not expect that it will have, a material impact upon operating results, there is no assurance that the Company's business will not be affected by inflation in the future.

   The previous discussion should be read in conjunction with, and is qualified in its entirety by, the Company's Financial Statements and the Notes thereto included elsewhere herein. Historical results are not necessarily indicative of trends in operation results for any future period.

   Except for the historical information contained herein, the discussion in this Annual Report contains or may contain forward-looking statements that involve risks and uncertainties that could cause actual results to differ from the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the Company's 1996 Report on Form 10-K and this Management's Discussion and Analysis of Financial Condition and Results of Operations. The forward-looking statements should be considered in light of these risks and uncertainties.

[GRAPHIC 2]

REDUCED WEIGHT
REDUCED WAIT

    Notebook computers are essential tools for the modern "Road Warrior." Equipped with PCMCIA option cards for fax/modem, networking and wireless communication capabilities, these portable offices provide a business advantage through real time access to corporate data bases. These products require dense, but

BALANCE SHEETS

JULY 31,                                                                          1996         1995
----------------------------------------------------------------------------------------------------
(In thousands, except share data)
ASSETS
Current assets:
   Cash and cash equivalents                                                   $ 3,851      $ 2,038
   Accounts receivable, less allowance of $167 in 1996 and $143 in 1995         15,114       14,098
   Inventories                                                                   4,796        5,116
   Refundable income taxes                                                         240           --
   Prepaid expenses and other                                                      259          624
   Deferred income taxes                                                           714          264
----------------------------------------------------------------------------------------------------
Total current assets                                                            24,974       22,140
Property, plant, and equipment:
   Land                                                                          2,899        2,764
   Buildings and improvements                                                   18,353       15,396
   Machinery and equipment                                                      53,065       50,031
                                                                               -------      -------
                                                                                74,317       68,191
   Accumulated depreciation                                                     40,200       35,943
                                                                               -------      -------
                                                                                34,117       32,248
Other assets                                                                       495           94
----------------------------------------------------------------------------------------------------
Total assets                                                                   $59,586      $54,482
----------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Accounts payable                                                            $ 7,193      $ 8,706
   Accrued vacation expense                                                        720          602
   Other accrued expenses                                                        1,332        1,608
   Income taxes                                                                     --          386
   Current portion of long-term debt                                             1,000        2,143
                                                                               -------      -------
Total current liabilities                                                       10,245       13,445
Long-term debt, less current portion                                             3,333        1,357
Deferred income taxes                                                            1,976        1,944
Commitments and contingency
Shareholders' equity:
  Preferred stock, $.01 par value:
   Authorized shares--1,000,000
   Issued and outstanding shares--none
  Common stock, $.01 par value:
   Authorized shares--20,000,000
   Issued and outstanding shares--7,194,000 in 1996 and 7,130,000 in 1995           72           71
  Additional paid-in capital                                                    10,077       10,065
  Retained earnings                                                             33,883       27,600
                                                                               -------      -------
Total shareholders' equity                                                      44,032       37,736
----------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                                     $59,586      $54,482
----------------------------------------------------------------------------------------------------

See accompanying notes

STATEMENTS OF INCOME

YEAR ENDED JULY 31,                                                       1996          1995         1994
----------------------------------------------------------------------------------------------------------
(In thousands except earnings per share)
Net sales                                                             $108,362      $ 95,372      $ 80,218
Cost of products sold                                                   89,502        76,174        67,442
                                                                      ------------------------------------
Gross profit                                                            18,860        19,198        12,776
Selling, general and administrative expenses                             7,991         7,381         6,456
                                                                      ------------------------------------
Income from operations                                                  10,869        11,817         6,320
Other expense:
  Interest                                                                 470           878         1,261
  Other                                                                    123            25            --
                                                                      ------------------------------------
Income before income taxes                                              10,276        10,914         5,059
Income taxes                                                             3,993         4,260         2,000
----------------------------------------------------------------------------------------------------------
Net income                                                            $  6,283      $  6,654      $  3,059
Earnings per share                                                    $    .85      $    .99      $    .48
----------------------------------------------------------------------------------------------------------
Weighted average common and common equivalent shares outstanding         7,430         6,747         6,317

See accompanying notes.

STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                   COMMON STOCK         ADDITIONAL
                                                               ------------------        PAID-IN        RETAINED
                                                               SHARES      AMOUNT        CAPITAL        EARNINGS      TOTAL
--------------------------------------------------------------------------------------------------------------------------------
(In thousands)
Balance at July 31, 1993                                        5,986       $     60      $    364       $ 17,949       $ 18,373
  Shares issued in connection with options exercised158             1            237            --            238
  Shares repurchased and canceled                                 (11)            --           (20)           (15)           (35)
  Net income                                                       --             --            --          3,059          3,059
--------------------------------------------------------------------------------------------------------------------------------
Balance at July 31, 1994                                        6,133             61           581         20,993         21,635
  Cash proceeds from issuance of common stock,
   net share of issuance costs                                  1,000             10         9,396             --          9,406
  Shares issued in connection with options exercised 10            --             98            --             98
  Shares repurchased and canceled                                 (13)            --           (10)           (47)           (57)
  Net income                                                       --             --            --          6,654          6,654
--------------------------------------------------------------------------------------------------------------------------------
Balance at July 31, 1995                                        7,130             71        10,065         27,600         37,736
  Shares issued in connection with options exercised 64             1            199            --            200
  Share issuance costs                                             --             --          (187)            --           (187)
  Net income                                                       --             --            --          6,283          6,283
--------------------------------------------------------------------------------------------------------------------------------
Balance at July 31, 1996                                        7,194       $     72      $ 10,077       $ 33,883       $ 44,032

See accompanying notes.

STATEMENTS OF CASH FLOWS

YEAR ENDED JULY 31,                                                   1996           1995           1994
--------------------------------------------------------------------------------------------------------
(In thousands)
OPERATING ACTIVITIES
Net income                                                        $  6,283       $  6,654       $  3,059
Adjustments to reconcile net income to net cash
  provided by operating activities:
  Depreciation                                                       6,572          5,612          4,759
  (Gain) loss on sale of property, plant, and equipment                139             70             --
  Deferred income taxes                                               (418)           101            290
  Provision for doubtful accounts                                      424             24             24
  Changes in operating assets and liabilities:
   Accounts receivable                                              (1,040)        (1,327)        (2,409)
   Inventories                                                         320         (1,129)           943
   Refundable income taxes                                            (240)            --             --
   Prepaid expenses and other                                          365           (417)            44
   Other assets                                                       (801)            77            (76)
   Accounts payable                                                 (1,513)         1,135            719
   Accrued expenses                                                   (158)           418         (1,459)
   Income taxes                                                       (386)           164            227
                                                                  --------------------------------------
Net cash provided by operating activities                            9,547         11,382          6,121

INVESTING ACTIVITIES
Purchases of property, plant, and equipment                         (8,682)       (11,676)        (3,707)
Proceeds from disposal of property, plant, and equipment               102             31             35
                                                                  --------------------------------------
Net cash used in investing activities                               (8,580)       (11,645)        (3,672)

FINANCING ACTIVITIES
Borrowings (payments) under line of credit agreement, net               --             --         (7,404)
Principal payments on long-term debt                                (4,167)       (11,143)        (6,903)
Borrowings under long-term debt and line of credit                   5,000             --         15,000
Proceeds from issuance of common stock, net of issuance cost            13          9,504            238
Payments to repurchase common stock                                     --            (57)           (35)
                                                                  --------------------------------------
Net cash provided (used) by financing activities                       846         (1,696)           896
                                                                  --------------------------------------
Net increase (decrease) in cash and cash equivalents                 1,813         (1,959)         3,345
Cash and cash equivalents at beginning of year                       2,038          3,997            652
--------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                          $  3,851       $  2,038       $  3,997

See accompanying notes.

[GRAPHIC 3]

DESKTOP COMPUTING

    A new generation of powerful microprocessors is fueling this expanding market. High performance personal computers and workstations offer enhanced 3-D graphics, video, and faster data processing. The computer serves as a link to local and wide area networks that provide access to vast amounts of information, educational and entertainment applications. High-end disk drives and computer require more advanced interconnection products.

NOTES TO FINANCIAL STATEMENTS

1 ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

   The Company is in one line of business as a manufacturer of complex multilayer, surface mount circuit boards used in sophisticated electronic equipment in the computer, communications, instrumentation and industrial controls industries. The Company sells its products primarily to leading original equipment manufacturers and to contract assemblers in the United States and abroad.

CASH AND CASH EQUIVALENTS

   Cash and cash equivalents consists of checking accounts and funds invested in overnight repurchase agreements and is stated at cost, which approximates market value. The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

INVENTORIES

   Inventories are carried at the lower of cost or market using the first-in, first-out (FIFO) method.

PROPERTY, PLANT, AND EQUIPMENT

   Property, plant, and equipment is stated at cost. Depreciation is computed using the double declining balance and the straight-line methods based on the estimated useful lives of the related assets ranging from five to forty years.

FAIR VALUE OF FINANCIAL INSTRUMENTS

   Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments" requires that the Company disclose estimated fair values of financial instruments. Cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities are carried at amounts that reasonably approximate their fair values.

INCOME TAXES

   The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."

ADVERTISING COSTS

   Advertising costs are expensed as incurred. Advertising expense for the years ended July 31, 1996, July 31, 1995, and July 31, 1994 were $54,000, $55,000, and
$35,000, respectively.

REVENUE RECOGNITION

   Sales are recorded at the time individual items are shipped.

EARNINGS PER SHARE AND SUPPLEMENTAL EARNINGS PER SHARE

   Earnings per share is computed using the weighted average number of shares of common stock and common stock equivalents outstanding during the year. In accordance with the accounting rules of the Securities and Exchange Commission, options granted by the Company for the twelve month period prior to the Company's initial public offering have been included in the calculation of common and common equivalent shares as if they were outstanding for all periods presented. Dilutive common equivalent shares subsequent to the initial public offering are computed using the treasury stock method. Fully diluted earnings per share are not presented since such amounts would not have a material dilutive effect.

   Supplemental earnings per share--assuming the proceeds from the issuance of 922,000 common shares at the public offering of $10.50, net of issuance costs, were used to repay $9.0 million of the Company's indebtedness as of August 1, 1994, earnings per share would have been reduced from $0.99 to $0.94 in 1995.

STOCK BASED COMPENSATION

   The Company grants stock options for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant. The Company accounts for stock option grants in accordance with APB Opinion No. 25, Accounting for Stock Issued to Employees, and, accordingly, recognizes no compensation expense for the stock option grants.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

   In March 1995, the FASB issued Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undisclosed cash flows estimated to be generated by those assets are less than the asset's carrying amount. Statement 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Company will adopt Statement 121 in the first quarter of 1997 and, based on current circumstances, does not believe the effect of adoption will be material.

USE OF ESTIMATES

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2 INVENTORIES

Inventories consisted of the following:

JULY 31,                                                1996                1995
--------------------------------------------------------------------------------
(In thousands)
Raw materials                                         $  649              $  754
Work-in-process                                        2,487               3,201
Finished goods                                         1,660               1,161
--------------------------------------------------------------------------------
                                                      $4,796              $5,116

3 LONG-TERM DEBT

   On October 31, 1995, the Company entered into a $5,000,000 long-term note payable and $10,000,000 long-term line of credit agreement to a bank. The long-term note payable is due in monthly installments of $83,333 plus interest. The long-term note payable bears interest at LIBOR plus 2 .75 percent, and can be converted by the Company, at any time to prime. The long-term line of credit agreement expires in October 1997 and provides for maximum borrowings of the lesser of $10,000,000 or 75 percent of eligible accounts receivable. The long-term line of credit bears interest at LIBOR plus 2.5 percent, or prime, and at July 31, 1996 there were no amounts outstanding. The above long-term debt agreements are collateralized by substantially all available assets of the Company. The Company estimates that the fair market value of the above long-term debt approximates its recorded value since the interest rates vary with the applicable index.

   The Company's borrowing agreements contain covenants which place various restrictions on financial ratios, levels of indebtedness, minimum levels of income, transactions with related parties, and prohibits the payment of dividends. In addition the above borrowing agreements contain an event of default provision whereby all outstanding amounts would be due and payable should there be a change in ownership control and/or a material change in management as judged by the lender.

Long-term debt consisted of the following:

JULY 31,                                                                     1996        1995
---------------------------------------------------------------------------------------------
(In thousands)
$15,000,000 long-term note payable to a bank,
   paid in full during 1996                                                $   --      $3,500

$5,000,000 long-term note payable to a bank,
   collateralized by available assets, payable in monthly
   installments of $83,333, plus interest at LIBOR
   plus 2.75 percent (8.235 percent at July 31, 1996)                       4,333          --
                                                                           ------------------
                                                                            4,333       3,500
Less current portion                                                        1,000       2,143
---------------------------------------------------------------------------------------------
                                                                           $3,333      $1,357

   Maturities of long-term debt for the five years succeeding July 31, 1996 are as follows: 1997 - $1,000,000, 1998 - $1,000,000, 1999 - $1,000,000, 2000 -
$1,000,000, and 2001 - $333,000. Interest payments approximated interest expense during the years ended July 31, 1996, 1995 and 1994.

4 STOCK OPTIONS

   During 1987, the Company's stockholders adopted a new stock option plan (the "1987 Plan") for employees (including officers) and nonemployee directors. The 1987 Plan provides for the issuance of options at fair value to purchase a maximum of 750,000 shares of common stock. The Company has 398,360 options outstanding at July 31, 1996.

   All options are exercisable cumulatively, beginning on the third anniversary of the date of grant. Generally, after three years from the date of grant, the optionee may purchase 40 percent of the shares granted; an additional 20 percent after four years; an additional 20 percent after five years; and the final 20 percent after six years. However, with respect to 200,000 options granted on August 25, 1994, the options become exercisable at the rate of 15 percent a year.

Information regarding stock options outstanding under the 1987 Plan is as follows:

                                                       SHARES     EXERCISE PRICE
--------------------------------------------------------------------------------
Outstanding at August 1, 1993                          520,000        .67 - 7.00
   Granted                                              11,000              2.50
   Canceled                                           (187,000)       .67 - 7.00
   Exercised                                          (158,000)       .67 - 1.83
                                                      --------------------------
Outstanding at July 31, 1994                           186,000       2.50 - 7.00
   Granted                                             225,000       3.25 - 4.00
   Canceled                                            (25,000)      2.50 - 4.00
   Exercised                                            (9,600)      2.50 - 7.00
                                                      --------------------------
Outstanding at July 31, 1995                           376,400       2.50 - 4.00
   Granted                                             110,000             14.50
   Canceled                                            (24,000)      2.50 -14.50
   Exercised                                           (64,040)      2.50 - 4.00
                                                      --------------------------
Outstanding at July 31, 1996                           398,360       2.50 -14.50
--------------------------------------------------------------------------------
Exercisable at July 31, 1996                            78,564



5 INCOME TAXES

   Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

JULY 31,                                                                      1996          1995
----------------------------------------------------------------------------------------------------
(In thousands)
Deferred tax liabilities:
  Tax over book depreciation                                                $1,970        $1,939
  Other, net                                                                    52           152
                                                                   ---------------------------------
Total deferred tax liabilities                                               2,022         2,091
Deferred tax assets:
  Receivables allowances                                                       227            57
  Reserves                                                                                   116
  Accrued vacation                                                             227           162
  Accrued expenses                                                              80            65
  Unicap and other                                                             110           127
                                                                   ---------------------------------
Total deferred tax assets                                                      760           411
----------------------------------------------------------------------------------------------------
    Net deferred taxes                                                      $1,262        $1,680

Significant components of the federal and state income tax expense are:

YEAR ENDED JULY 31,                        1996             1995            1994
--------------------------------------------------------------------------------
(In thousands)
Current:
  Federal expense                       $ 3,486          $ 3,287         $ 1,300
  State expense                             925              872             410
                                        ----------------------------------------
    Total current                         4,411            4,159           1,710
Deferred:
  Federal                                  (347)              84             241
  State                                     (71)              17              49
                                        ----------------------------------------
    Total deferred                         (418)             101             290
--------------------------------------------------------------------------------
                                        $ 3,993          $ 4,260         $ 2,000


Total income tax payments, net of any refunds received, during the years ended 1996, 1995 and 1994, were approximately $5,037,000, $3,962,000, and $1,480,000, respectively.

A reconciliation of the Company's effective income tax rate to the federal statutory rate follows:

YEAR ENDED JULY 31,                             1996         1995         1994
--------------------------------------------------------------------------------
Federal statutory rate                            34%          34%          34%
State tax net of federal benefit                   7            7            7
Other                                             (2)          (2)          (1)
--------------------------------------------------------------------------------
                                                  39%          39%          40%


6 SIGNIFICANT CUSTOMERS AND EXPORT SALES

The percentages of total sales to significant customers were as follows:

YEAR ENDED JULY 31,                         1996            1995           1994
--------------------------------------------------------------------------------
Customer A                                    4%              9%             13%
Customer B                                   11              15              17
Customer C                                   21              15              16

The amount of total export sales by geographic area was as follows:

YEAR ENDED JULY 31,                         1996            1995            1994
--------------------------------------------------------------------------------
(In thousands)
Canada                                   $ 3,800         $ 3,500         $   600
Singapore                                  6,900          10,800          13,000
United Kingdom and others                  9,600          10,100           9,100
--------------------------------------------------------------------------------
Total export sales                       $20,300         $24,400         $22,700

[GRAPHIC 4]

GLOBAL REACH,
LOCAL SERVICE

   With a worldwide customer base, Continental Circuits has developed the ability to provide rapid on-site support to customers wherever they are located. In addition to regular visits by the Phoenix-based team, regional offices are staffed by local Continental sales engineers.

GLOBAL RESPONSIBILITY

   As a recognized leader in water conservation, pollution prevention and recycling, Continental is an active member of industry and governmental committees for environmental quality.

   The Company performs ongoing credit risk evaluations of its customers' financial condition and generally does not require collateral. The Company's significant customers are major, well-known businesses in the computer equipment industry. Credit losses have been provided for in the financial statements and have been within management's expectations. During 1996 the Company provided an allowance of $400,000 against potentially uncollectible amounts from a customer in reorganization. The balance due of $440,000 has been transferred to other assets.

7 COMMITMENTS AND CONTINGENCY

   The Company leases certain equipment and a building under noncancelable operating leases that expire in various years through 1998. Total rental expense for all operating leases was approximately $357,000, $122,000, and $298,000 during the years ended July 31, 1996, 1995 and 1994, respectively. Future minimum payments under noncancelable operating leases with initial terms of one year or more consisted of $54,000 in 1997 and $19,000 in 1998.

   The Company is a party to certain litigation in the normal course of business. Management does not anticipate any material adverse impact from the resolution of such matters.

8 BENEFIT PLANS

   During 1993, the Company's Board of Directors elected to establish the Continental Circuits Corp. 401(k) Retirement Plan (Plan) covering all employees who reside in the United States, have completed six months of service, and have attained age 21. Under the terms of the Plan, employees may contribute up to 15 percent of their annual compensation, subject to Internal Revenue Service limitations. The Company will match 25 percent of employee contributions up to 6 percent of the employee's annual compensation. Additional contributions to the Plan can be made at the discretion of the Board of Directors. Company contributions to the Plan during the years ended July 31, 1996, 1995, and 1994, were approximately $198,000, $164,000, $130,000, respectively.

   During 1996, the Company adopted the Continental Circuits Corp. Employee Stock Purchase Plan. All employees who are regularly scheduled to work at least 20 hours per week and have completed at least six (6) months of continuous service with the Company are eligible to participate in the plan. Eligible employees are entitled to purchase shares of common stock through payroll deductions of up to 10 percent of their compensation. The price paid for the common stock is equal to 85 percent of the fair market value of the Company's common stock on the last business day of the quarterly investment period. At the Company's option, common stock can either be purchased on the open market or through new shares issued. Total shares reserved for issuance are 200,000, with 12,100 purchased through July 1996 at a market price of either $11.875 or $15.50 per share.

9 SUBSEQUENT EVENT

   Subsequent to July 31, 1996, a letter of intent was signed by the Company to acquire all the outstanding stock of Sigma Circuits, Inc. in exchange for 0.70 shares of Company stock for each share of Sigma Circuits common stock. There is no assurance that the acquisition will take place or that the terms will be the same as those included in the letter of intent.

REPORT OF INDEPENDENT AUDITORS

THE BOARD OF DIRECTORS AND SHAREHOLDERS
CONTINENTAL CIRCUITS CORP.

   We have audited the balance sheets of Continental Circuits Corp. as of July 31, 1996 and 1995, and the related statements of income, shareholders' equity, and cash flows for each of the three years in the period ended July 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Continental Circuits Corp. at July 31, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended July 31, 1996 in conformity with generally accepted accounting principles.

                                                         ERNST & YOUNG LLP

Phoenix, Arizona
August 16, 1996, except for
note 9 as to which the date is
September 30, 1996

CORPORATE INFORMATION

BOARD OF DIRECTORS

Frederick G. McNamee, III
Chairman of the Board, President and
Chief Executive Officer

Angelo A. DeCaro (4)
President, Chief Executive Officer, and Director,
XeTel Corporation

Michael O. Flatt  (3)
President, Michael O. Flatt, Ltd

Albert A. Irato (2)
President and Chief Executive Officer
Hypercom, Inc.

Michael F. Jarko (1)
Retired;  Former Principal of Jarko Associates

John Nance (4)
Retired;  former manager of Large Systems
Business Planning for Bull-HN Worldwide

David C. Wetmore (2)
Managing Director, The Updata Group

1.  Chairman of the Compensation Committee
2.  Member of the Compensation Committee
3.  Chairman of the Audit Committee
4.  Member of the Audit Committee

Annual Meeting of Shareholders
Friday, December 13, 1996  8:00 a.m.
The Buttes
2000 West Court Way
Tempe, AZ  85282

FORM 10-K

A COPY OF CONTINENTAL CIRCUITS CORP.'S
FORM 10-K ON FILE WITH THE SECURITIES
AND EXCHANGE COMMISSION (EXCLUDING
EXHIBITS) WILL BE FURNISHED WITHOUT
CHARGE UPON WRITTEN REQUEST TO:

Joseph G. Andersen
Vice President of Finance and
Chief Financial Officer
Continental Circuits Corp.
3502 East Roeser Road
Phoenix, AZ  85040

Visit Continental Circuits' web site at:
http://www.contcirc.com

OFFICERS

Frederick G. McNamee, III
Chairman of the Board, President and
Chief Executive Officer

Joseph G. Andersen
Vice President of Finance, Chief Financial
Officer, Secretary and Treasurer

John W. Maddux
Vice President-Quality and Engineering

Mark R. Hollinger
Vice  President-Operations

Lee A. Small
Vice President-Sales and Marketing

Robert A. Kosciusko
Vice President-Human Resources

CORPORATE DATA

CORPORATE OFFICES
Continental Circuits Corp.
3502 East Roeser Road
Phoenix, AZ  85040
602.268.3461

LEGAL COUNSEL
Quarles & Brady
Phoenix, Arizona

INDEPENDENT AUDITORS
Ernst & Young LLP
Phoenix, Arizona

STOCK REGISTRAR & TRANSFER AGENT
Harris Trust and Savings Bank
Attn:  Shareholder Services
P.O. Box 755
Chicago, IL  60690
312.461.2288

INVESTOR RELATIONS
Silverman Heller Associates
1100 Glendon Avenue
Suite 1801
Los Angeles, CA  90024
310.208.2550

SECURITIES INFORMATION

Continental Circuits Corp.'s common stock has traded on The Nasdaq National Market under the symbol CCIR since the Company's initial public offering on March 15, 1995. The high and low transaction prices for the Company's stock, as reported on The Nasdaq National Market, for the quarters indicated are set forth in the following table.

FISCAL 1995                                                  HIGH            LOW
--------------------------------------------------------------------------------
Third Quarter (March 15-April 30)                         $12 1/2        $9 3/4
Fourth Quarter (May 1-July 31)                            $17 1/2       $10 1/2

FISCAL 1996                                                  HIGH            LOW
--------------------------------------------------------------------------------
First Quarter (August 1-October 31)                       $17 1/4       $13
Second Quarter (November 1-January 31)                    $17 1/2       $13 3/16
Third Quarter (February1-April 30)                        $16 1/4       $10  1/4
Fourth Quarter (May 1-July 31)                            $14 1/8       $ 9

As of September 30, 1996 there were approximately 131 shareholders of record for Continental Circuits' common stock.

The Company does not currently pay a cash dividend on its common stock and intends to retain earnings, if any, for use in the operation and expansion of its business.

         CONTINENTAL
[LOGO]   CIRCUITS
         CORP

       3502 EAST ROESER ROAD
       PHOENIX, ARIZONA  85040
       PHONE 602.268.3461
       FAX  602.268.0208
       HTTP//:WWW.CONTCIRC.COM