Form 10-K/A, Exhibit 13
period 1996-07-31
CONTINENTAL CIRCUITS CORP
filed 1996-11-14
CIK 822973

                                                                   Exhibit 13.1














                       [CONTINENTAL CIRCUITS CORP. LOGO]

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

[LINE CHARTS OF NET SALES, NET INCOME AND NET INCOME PER SHARE
 FOR THE FISCAL YEARS 1992-1996]

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

[PIE CHART OF U.S. MARKET SEGMENTS:
 COMPUTER 32%
 BUSINESS 3%
 CONSUMER 4%
 COMMUNICATIONS 26%
 AUTOMOTIVE 13%
 INSTRUMENTATION 9%
 INDUSTRIAL 8%
 MILITARY 5%]

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

[LINE CHART OF CONTINENTAL CIRCUITS CORP LAYER COUNT TRENDS

                                      %'s
                   Layer      1993    1994    1995    1996
                   -----      ----    ----    ----    ----
                       4        17      14      15      10
                       6        40      49      47      35
                       8        34      22      22      22
                      9+         9      15      16      33
                              ----    ----    ----    ----
                   Total       100     100     100     100]


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

[PIE CHART OF CCC FISCAL 1996 PRODUCT MIX:
 WORKSTATION 22%
 MAINFRAME 1%
 DISK DRIVE 6%
 MEMORY 14%
 PERIPHERALS 3%
 OTHER 2%
 INST./IND. 13%
 TELE/DATA COM 21%
 PC/NOTEBOOK 18%]

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

[GRAPHIC OF TRANSPARENT CELLULAR PHONE AND PAGER REVEALING INTERNAL
 CIRCUIT BOARD]

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

                                                                                      PERIOD TO PERIOD
                                                                                     INCREASE (DECREASE)
                                                                                     1996         1995
PERCENTAGE OF NET SALES                                                            COMPARED      COMPARED
FISCAL YEAR ENDED JULY 31,                         1996        1995        1994    TO 1995      TO 1994
---------------------------------------------------------------------------------------------------------
Net sales                                         100.0%      100.0%      100.0%       13.6%       18.9%
Cost of products sold                              82.6        79.9        84.1        17.5        12.9
                                                  ------------------------------
Gross profit                                       17.4        20.1        15.9        (1.8)       50.3
Selling, general and administrative expenses        7.4         7.7         8.0         8.3        14.3
                                                  ------------------------------
Income from operations                             10.0        12.4         7.9        (8.0)       87.0
Interest expense                                    0.4         0.9         1.6       (46.5)      (30.4)
Other expense                                       0.1         0.0         0.0          NM          NM
                                                  ------------------------------
Income before income taxes                          9.5        11.5         6.3        (5.8)      115.7
Income taxes                                        3.7         4.5         2.5        (6.3)      113.0
---------------------------------------------------------------------------------------------------------
Net income                                          5.8%        7.0%        3.8%       (5.6)       117.5


COMPARISON OF FISCAL YEARS ENDED JULY 31 1996 AND 1995

    Net sales increased 13.6% to $108.4 million in fiscal 1996 from $95.4 million in fiscal 1995. This increase was the result of a 13% increase in unit volume, primarily for products supporting the computer and communications markets, two of the areas of focus of the marketing effort. In addition, average prices increased from 1995 to 1996 as product mix continued to shift toward more complex, higher technology products.

    Gross profit as a percent of net sales decreased to 17.4% in fiscal 1996 from 20.1% in fiscal 1995. This decrease was driven primarily by a slowdown in the second half of 1996 throughout the industry and the impact of infrastructure in place to support a higher annual sales level.

    Selling, general and administrative expenses increased 8.3% to $8.0 million in fiscal 1996 from $7.4 million in fiscal 1995. This growth was driven primarily by increased marketing expenses and a provision for doubtful accounts for a single customer that represented less than 1% of sales.

    Income from operations decreased 8.0% to $10.9 million or 10% of net sales in fiscal 1996 from $11.8 million, or 12.4% of net sales in fiscal 1995 as a result of the above factors.

    Interest expense decreased 46.5% to $0.5 million in fiscal 1996 from $0.9 million in fiscal 1995 as all of fiscal 1996 benefited from the prepayment of approximately $9.0 million of long-term debt from the proceeds of the Company's March 1995 initial public offering of Common Stock.

    Income taxes decreased 6.3% to $4.0 million in fiscal 1996 from $4.3 million in fiscal 1995, consistent with the reduced pretax earnings. The effective tax rate was essentially unchanged at 39% for both periods.

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

   On October 31, 1995, the Company completed the renegotiation of both an outstanding $15.0 million long term note payable and $3.0 million long term line of credit agreement. The new term note is a $5.0 million note payable over 5 years. The note payable is a fully amortizing obligation payable in 60 equal monthly installments of principal in the amount of $83,333, plus accrued interest at the rate of LIBOR (London Interbank Offered Rate) plus 2.75 percentage points (8.17% per annum at September 30, 1996) or can be converted to prime. The long-term line of credit agreement expires in October 1997 and provides for maximum borrowings of $10.0 million or 75 percent of eligible accounts receivable. The line of credit bears interest at LIBOR plus 2.5 percentage points or can be converted to prime and at July 31, 1996, there were no amounts outstanding under the line. The long term debt agreements are collateralized by substantially all available assets of the Company.

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

   In September of 1996, the Company signed a letter of intent to acquire Sigma Circuits, Inc. in a stock transaction. The companies are currently undergoing due diligence with respect to the possible acquisition. Should the acquisition be consummated, it would represent a material increase in the size of the Company.

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

[GRAPHIC OF TRANSPARENT NOTEBOOK COMPUTER KEYBOARD REVEALING INTERNAL CIRCUIT BOARD]

REDUCED WEIGHT
REDUCED WAIT

    Notebook computers are essential tools for the modern "Road Warrior." Equipped with PCMCIA option cards for fax/modem, networking and wireless communication capabilities, these portable offices provide a business advantage through real time access to corporate data bases. These products require dense, but lightweight multilayer circuit boards.

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

See accompanying notes.

STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                   COMMON STOCK         ADDITIONAL
                                                               ------------------        PAID-IN        RETAINED
                                                               SHARES      AMOUNT        CAPITAL        EARNINGS      TOTAL
--------------------------------------------------------------------------------------------------------------------------------
(In thousands)
Balance at July 31, 1993                                        5,986       $     60      $    364       $ 17,949       $ 18,373
  Shares issued in connection with options exercised              158              1           237             --            238
  Shares repurchased and canceled                                 (11)            --           (20)           (15)           (35)
  Net income                                                       --             --            --          3,059          3,059
--------------------------------------------------------------------------------------------------------------------------------
Balance at July 31, 1994                                        6,133             61           581         20,993         21,635
  Cash proceeds from issuance of common stock,
   net share of issuance costs                                  1,000             10         9,396             --          9,406
  Shares issued in connection with options exercised               10             --            98             --             98
  Shares repurchased and canceled                                 (13)            --           (10)           (47)           (57)
  Net income                                                       --             --            --          6,654          6,654
--------------------------------------------------------------------------------------------------------------------------------
Balance at July 31, 1995                                        7,130             71        10,065         27,600         37,736
  Shares issued in connection with options exercised               64              1           199             --            200
  Share issuance costs                                             --             --          (187)            --           (187)
  Net income                                                       --             --            --          6,283          6,283
--------------------------------------------------------------------------------------------------------------------------------
Balance at July 31, 1996                                        7,194       $     72      $ 10,077       $ 33,883       $ 44,032

See accompanying notes.

STATEMENTS OF CASH FLOWS

YEAR ENDED JULY 31,                                                   1996           1995           1994
--------------------------------------------------------------------------------------------------------
(In thousands)
OPERATING ACTIVITIES
Net income                                                        $  6,283       $  6,654       $  3,059
Adjustments to reconcile net income to net cash
  provided by operating activities:
  Depreciation                                                       6,572          5,612          4,759
  (Gain) loss on sale of property, plant, and equipment                139             70             --
  Deferred income taxes                                               (418)           101            290
  Provision for doubtful accounts                                      424             24             24
  Changes in operating assets and liabilities:
   Accounts receivable                                              (1,040)        (1,327)        (2,409)
   Inventories                                                         320         (1,129)           943
   Refundable income taxes                                            (240)            --             --
   Prepaid expenses and other                                          365           (417)            44
   Other assets                                                       (801)            77            (76)
   Accounts payable                                                 (1,513)         1,135            719
   Accrued expenses                                                   (158)           418         (1,459)
   Income taxes                                                       (386)           164            227
                                                                  --------------------------------------
Net cash provided by operating activities                            9,547         11,382          6,121

INVESTING ACTIVITIES
Purchases of property, plant, and equipment                         (8,682)       (11,676)        (3,707)
Proceeds from disposal of property, plant, and equipment               102             31             35
                                                                  --------------------------------------
Net cash used in investing activities                               (8,580)       (11,645)        (3,672)

FINANCING ACTIVITIES
Borrowings (payments) under line of credit agreement, net               --             --         (7,404)
Principal payments on long-term debt                                (4,167)       (11,143)        (6,903)
Borrowings under long-term debt and line of credit                   5,000             --         15,000
Proceeds from issuance of common stock, net of issuance cost            13          9,504            238
Payments to repurchase common stock                                     --            (57)           (35)
                                                                  --------------------------------------
Net cash provided (used) by financing activities                       846         (1,696)           896
                                                                  --------------------------------------
Net increase (decrease) in cash and cash equivalents                 1,813         (1,959)         3,345
Cash and cash equivalents at beginning of year                       2,038          3,997            652
--------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                          $  3,851       $  2,038       $  3,997

See accompanying notes.

[GRAPHIC OF TRANSPARENT PC WORKSTATION REVEALING INTERNAL CIRCUIT BOARDS]

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



5 INCOME TAXES

   Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

JULY 31,                                                                      1996          1995
----------------------------------------------------------------------------------------------------
(In thousands)
Deferred tax liabilities:
  Tax over book depreciation                                                $1,970        $1,939
  Other, net                                                                    52           152
                                                                   ---------------------------------
Total deferred tax liabilities                                               2,022         2,091
                                                                   ---------------------------------
Deferred tax assets:
  Receivables allowances                                                       227            57
  Reserves                                                                     116            --
  Accrued vacation                                                             227           162
  Accrued expenses                                                              80            65
  Unicap and other                                                             110           127
                                                                   ---------------------------------
Total deferred tax assets                                                      760           411
----------------------------------------------------------------------------------------------------
    Net deferred taxes                                                      $1,262        $1,680

Significant components of the federal and state income tax expense are:

YEAR ENDED JULY 31,                        1996             1995            1994
--------------------------------------------------------------------------------
(In thousands)
Current:
  Federal expense                       $ 3,486          $ 3,287         $ 1,300
  State expense                             925              872             410
                                        ----------------------------------------
    Total current                         4,411            4,159           1,710
Deferred:
  Federal                                  (347)              84             241
  State                                     (71)              17              49
                                        ----------------------------------------
    Total deferred                         (418)             101             290
--------------------------------------------------------------------------------
                                        $ 3,993          $ 4,260         $ 2,000


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

[GRAPHIC OF WATER DROPS FALLING INTO POOL OF WATER]

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