Form 10-K, Exhibit 13
period 1997-07-31
CONTINENTAL CIRCUITS CORP
filed 1997-10-29
CIK 822973

                                                       Exhibit 13.1




Financial Highlights


For Years Ended July 31,           1997      1996      1995      1994      1993
________________________________________________________________________________
(In thousands, except per share data)

Statement of Income Data
Net sales                     $120,752 $108,362   $95,372   $80,218   $77,177
Income from operations          13,567   10,869    11,817     6,320     6,809
Net income                       8,022    6,283     6,654     3,059     2,322
Net income per share              1.08     0.85      0.99      0.48      0.37

Balance Sheet Data
Working capital               $ 14,016  $14,729    $ 8,695  $ 9,464   $ 2,982
Total assets                    82,859   59,586     54,482   47,648    44,226
Long-term debt,
  less current portion          10,312    3,333      1,357   12,500    10,511
Shareholder's equity            52,244   44,032     37,736   21,635    18,373

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


     Continental Circuits Corp. is a leading manufacturer of complex multilayer, surface mount circuit boards used in sophisticated electronic equipment in the computer, communications, instrumentation and industrial controls industries. The Company's circuit boards are used principally in workstations, desktop and notebook computers, computer networking products, storage devices, medical equipment, cellular telephones and pagers. The Company utilizes its advanced manufacturing and engineering capability to assist OEMs in the early phases of new product development, which allows Continental to maintain technological leadership and provide prototype and volume manufacturing opportunities. Most of the segments of the electronics industry served by the Company are characterized by high growth rates, rapid technological advances and short product development and market introduction times. The Company is committed to assisting its customers in achieving the shortest possible time-to-market and time-to-volume for new products.

     The electronics industry, including the segments served by the Company, is subject to economic cycles and from time to time experiences recessionary periods. During past recessionary periods, the competitive pressures on merchant manufacturers were intensified by OEMs with captive operations which could substantially reduce outsourcing in favor of maintaining adequate volume at their captive manufacturers. This effect has been diminished significantly by a continuing decrease in the overall captive manufacturing capacity and the fact that there are fewer manufacturers capable of producing complex multilayer, surface mount circuit boards. The Company believes that these factors contribute to firmer price levels over time, although there is no assurance that price levels will not fluctuate materially in the future.

     The Company is focusing on increasing manufacturing efficiency to achieve continued improvement in profitability. This focus includes making capital improvements, optimizing workflow and managing product mix in order to maximize process yield and throughput.

     Set forth below is a table showing the portions of the Company's total net sales attributable to the indicated markets for fiscal years 1995 through 1997.

FISCAL YEAR ENDED JULY 31,                 1997     1996     1995
-----------------------------------------------------------------
MARKETS
Computers                                    48%      49%      37%
Memory and storage devices                    8       14       29
Communications                               24       21       14
Instrumentation and industrial controls      12       13       11
Peripherals                                   8        3        9
-----------------------------------------------------------------
Totals                                      100%     100%     100%



RESULTS OF OPERATIONS

   The following table sets forth operating results expressed as a percentage of net sales for the periods indicated and the percentage change in such operating results between periods. Results for any one or more periods are not necessarily indicative of continuing trends.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


                                                        PERIOD TO PERIOD
                                                       INCREASE   (DECREASE)
                                                       ---------------------
                                                         1997       1996
PERCENTAGE OF NET SALES                                COMPARED   COMPARED
FISCAL YEAR ENDED JULY 31,     1997    1996    1995    TO 1996    TO 1995
------------------------------------------------------------------------
Net Sales                     100.0%   100.0%  100.0%   11.4%      13.6%
Cost of products sold          81.8     82.6    79.9    10.3       17.5
                              ----------------------
Gross profit                   18.2     17.4    20.1    16.9       (1.8)
Selling, general and
   administrative expenses      7.0      7.4     7.7     6.2        8.3
                              ----------------------
Income from operations         11.2     10.0    12.4    24.8       (8.0)
Interest expense                0.3      0.4     0.9   (24.7)     (46.5)
Other expense                   0.3      0.1     0.0     NM          NM
                              ----------------------
Income before income taxes     10.6      9.5    11.5    25.0       (5.8)
Income taxes                    4.0      3.7     4.5    20.9       (6.3)
-----------------------------------------------------------------------
Net income                      6.6%     5.8%    7.0%   27.7%      (5.6%)



COMPARISON OF FISCAL YEARS ENDED JULY 31, 1997 AND 1996

   Net sales increased 11.4% to $120.8 million in fiscal 1997 from $108.4 million in fiscal 1996. This increase was the result of a 19% increase in volume, primarily for products supporting the peripherals and communications markets and $0.9 million in net sales from the purchase of a division of Radian International, LLC. in Austin, Texas. Average prices declined from 1996 to 1997 due to competitive pressures. However, the market continued to shift to more complex, higher technology products.

   Gross profit as a percent of net sales increased to 18.2% in fiscal 1997 from 17.4% in fiscal 1996. This increase was driven primarily by volume growth throughout 1997 and the favorable impact of lower fixed costs per unit of production and productivity gains realized through equipment additions and training efforts with the larger production workforce.

   Selling, general and administrative expenses increased 6.2% to $8.5 million in fiscal 1997 from $8.0 million in fiscal 1996. This growth was driven primarily by training for an expanded workforce, freight costs for increased shipment volumes and technical costs to strengthen the Company's information services.

   Income from operations of $13.6 million for fiscal 1997 increased to 11.2% of net sales from $10.9 million, or 10.0% of net sales in fiscal 1996 as a result of the above factors.

   Interest expense decreased 24.7% to $0.4 million in fiscal 1997 from $0.5 million in fiscal 1996 due to lower average indebtedness and favorable interest rates.

   During 1997, income before income taxes was unfavorably impacted by an other expense increase of $300,000 as a result of a one-time charge of legal and other professional costs associated with the abandoned acquisition of Sigma Circuits, Inc.

   Income taxes of $4.8 million in fiscal 1997 increased from $4.0 million in fiscal 1996, consistent with the increase in pretax earnings. The 1997 effective tax rate was reduced by 1.3 percentage points from 1996 to approximately 38% as benefits associated with the Company's foreign sales corporation were realized.

COMPARISON OF FISCAL YEARS ENDED JULY 31, 1996 AND 1995

   Net sales increased 13.6% to $108.4 million in fiscal 1996 from $95.4 million in fiscal 1995. This increase was the result of a 13% increase in volume, primarily for products supporting the computer and communications markets, two of the areas of focus of the marketing effort. Also, average prices increased from 1995 to 1996. Product mix continued to shift toward more complex, higher technology products.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

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

   Interest expense decreased 46.5% to $0.5 million in fiscal 1996 from $0.9 million in fiscal 1995 as all of fiscal 1996 benefited from the prepayment of approximately $9 million of long-term debt from the proceeds of the Company's March 1995 initial public offering of Common Stock.

   Income taxes of $4.0 million in fiscal 1996 decreased from $4.3 million in fiscal 1995, consistent with the reduced pretax earnings. The effective tax rate was essentially unchanged at 39% for both periods.

LIQUIDITY AND CAPITAL RESOURCES

   The Company has historically financed its operations primarily through cash generated from operations, although such funds have been supplemented by borrowings under a line of credit and term notes as needed. The Company's principal uses of cash historically have been to pay operating expenses, make capital expenditures and service debt.

   Cash generated from operations totaled $13.2 million and $9.5 million in fiscal years 1997 and 1996 respectively. Major cash uses in fiscal 1997 include growth in accounts receivable and inventory of $6.3 million and $4.0 million respectively. Cash was provided by increases in accounts payable of $7.5 million and $1.1 million in accrued expenses. Both cash used and cash provided were primarily a result of increasing sales levels. Additionally, $1.1 million was provided by an increase in deferred taxes.

   Capital expenditures totaled $23.2 million and $8.7 million in fiscal years 1997 and 1996 respectively. The capital expenditures during fiscal 1997 include the purchase of a division of Radian International, LLC. in Austin, Texas for $2.6 million, expansion of manufacturing capacity in Phoenix and routine replacements. Capital expenditures during 1996 completed the Company's $12 million 1995 manufacturing expansion program and routine replacements. These capital expenditures were financed through cash generated from operations and the Company's borrowing facility.

   On July 25, 1997, the Company completed the renegotiation of both the outstanding $5 million long-term note payable and the $10 million long-term line of credit agreement. The new long-term line of credit agreement expires October 31, 2000 and provides for maximum borrowings of $45 million. The line of credit bears interest at LIBOR (London Interbank Offered Rate) plus a fixed rate factor, as defined, and/or prime. Up to $25 million can be converted to a term note at the Company's request. As of July 31, 1997, there was $9.3 million outstanding under the line. The long-term debt agreement is collateralized by substantially all available assets of the Company.

   The Company's borrowing agreement contains covenants which place various restrictions on financial ratios, status and ownership of capital assets, transactions with related parties, and the payment of dividends. In addition, the borrowing agreement contains an event of default provision whereby all outstanding amounts would be due and payable should there be any change in control of the Company.

   The Company believes that funds generated from operations and borrowing availability under the renegotiated line of credit agreement will be sufficient to satisfy the Company's operating expenses and capital expenditures through fiscal 1998.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


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

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

   In February 1997, the Financial Accounting Standards Board issued Statement No. 128, "Earnings per Share", which is required to be adopted by the Company in the second quarter of fiscal year 1998. At that time, the Company will be required to change the method currently used to compute earnings per share and to restate all prior periods. Under the new requirements for calculating basic earnings per share, the dilutive effect of stock options will be excluded. The impact is expected to result in an increase in basic earnings per share for the year ended July 31, 1997 of $0.03 to $1.11. The impact for the year ended July 31, 1996, is expected to increase $0.03 to $0.88 per share. The impact of Statement No. 128 on the calculation of diluted earnings per share for the years ended July 31, 1997 and 1996, is not expected to be material.

FORWARD-LOOKING STATEMENTS

   This Annual Report contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, and the Company intends that such forward-looking statements be subject to the safe harbors created thereby. These forward-looking statements relate to sufficiency of funds, stability of prices, and the plans and objectives of management for future operations of the Company, including improving productivity and enhancing profitability.

   The forward-looking statements included herein are based on current expectations that involve a number of risks and uncertainties. These forward-looking statements are based on assumptions regarding the market in which the Company operates, the cost and amount of equipment required for replacements and growth, and the success of productivity programs. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions, and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of the Company. Although the Company believes that the assumptions underlying the forward-looking statements, many of which are beyond the control of the Company, are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in forward-looking information will be realized. Important factors which may cause actual results to differ materially from those contemplated or implied by such forward-looking statements are discussed in more detail in the Company's Form 10-K for the 1997 fiscal year. In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by the Company or any other person that the objectives or plans of the Company will be achieved.

CONSOLIDATED BALANCE SHEETS


JULY 31                                                                        1997         1996
------------------------------------------------------------------------------------------------
(In thousands, except share data)
ASSETS
Current assets:
  Cash and cash equivalents                                                 $    85      $ 3,851
  Accounts receivable, less allowance of $152 in 1997 and $167 in 1996       21,431       15,114
  Inventories                                                                 8,805        4,796
  Refundable income taxes                                                       420          240
  Deferred income taxes                                                         125          714
  Prepaid expenses and other                                                    946          259
  ----------------------------------------------------------------------------------------------
Total current assets                                                         31,812       24,974

Property, plant, and equipment:
  Land                                                                        3,586        2,899
  Buildings and improvements                                                 22,760       18,353
  Machinery and equipment                                                    69,123       53,065
  Construction in progress                                                    1,917           --
                                                                              -----       ------
                                                                             97,386       74,317
  Accumulated depreciation                                                   46,422       40,200
                                                                             ------       ------
                                                                             50,964       34,117
Other assets                                                                     83          495
------------------------------------------------------------------------------------------------
Total assets                                                                $82,859      $59,586
------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable                                                          $14,665      $ 7,193
  Accrued vacation expense                                                      688          720
  Other accrued expenses                                                      2,443        1,332
  Current portion of long-term debt                                              --        1,000
                                                                            -------       ------
Total current liabilities                                                    17,796       10,245

Long-term debt, less current portion                                         10,312        3,333

Deferred income taxes                                                         2,507        1,976

Commitments and contingency

Shareholders' equity:
  Preferred stock, $.01 par value:
   Authorized shares -- 1,000,000
   Issued and outstanding shares -- none
  Common stock, $.01 par value:
   Authorized shares -- 20,000,000
   Issued and outstanding shares -- 7,252,000
   in 1997 and 7,194,000 in 1996                                                 73           72
  Additional paid-in capital                                                 10,266       10,077
  Retained earnings                                                          41,905       33,883
                                                                             ------       ------
Total shareholders' equity                                                   52,244       44,032
------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                                  $82,859      $59,586
------------------------------------------------------------------------------------------------

See accompanying notes.

CONSOLIDATED STATEMENTS OF INCOME


YEAR ENDED JULY 31                                          1997           1996       1995
------------------------------------------------------------------------------------------
(In thousands except earnings per share)

Net sales                                                  $120,752     $108,362      $95,372
Cost of products sold                                        98,698       89,502       76,174
                                                           ----------------------------------
Gross profit                                                 22,054       18,860       19,198
Selling, general and administrative expenses                  8,487        7,991        7,381
                                                           ----------------------------------
Income from operations                                       13,567       10,869       11,817

Other expense:
  Interest                                                      354          470          878
  Other                                                         365          123           25
                                                           ----------------------------------
Income before income taxes                                   12,848       10,276       10,914
Income taxes                                                  4,826        3,993        4,260
---------------------------------------------------------------------------------------------
Net income                                                  $ 8,022      $ 6,283      $ 6,654

Earnings per share                                          $  1.08      $   .85      $   .99
---------------------------------------------------------------------------------------------
Weighted average common
and equivalent shares outstanding                             7,432        7,430        6,747



See accompanying notes.


CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                      ADDITIONAL
                                                  COMMON STOCK         PAID-IN      RETAINED
                                               SHARES    AMOUNT        CAPITAL      EARNINGS       TOTAL
--------------------------------------------------------------------------------------------------------
(In thousands)

Balance at July 31, 1994                       6,133       $ 61       $   581       $20,993      $ 21,635
  Cash proceeds from issuance
   of common stock, net of
   share issuance costs                        1,000         10         9,396            --         9,406
  Shares issued in connection
   with options exercised                         10         --            98            --            98
  Shares repurchased and canceled                (13)        --           (10)          (47)          (57)
  Net income                                      --         --            --         6,654         6,654
                                               ----------------------------------------------------------
Balance at July 31, 1995                       7,130         71        10,065        27,600        37,736
  Shares issued in connection
   with options exercised                         64          1           199            --           200
  Share issuance costs                            --         --          (187)           --          (187)
  Net income                                      --         --            --         6,283         6,283
                                               ----------------------------------------------------------
Balance at July 31, 1996                       7,194         72        10,077        33,883        44,032
  Shares issued in connection
   with options exercised and
   for employee stock purchase plan               58          1           189            --           190
  Net income                                      --         --            --         8,022         8,022
  -------------------------------------------------------------------------------------------------------
Balance at July 31, 1997                       7,252       $ 73       $10,266       $41,905      $ 52,244

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEAR ENDED JULY 31                                                1997                          1996                  1995
--------------------------------------------------------------------------------------------------------------------------
(In thousands)
OPERATING ACTIVITIES
Net income                                                    $  8,022                      $  6,283               $ 6,654
Adjustments to reconcile net income to net
  cash provided by operating activities:
   Depreciation                                                  6,292                         6,572                 5,612
   Loss on sale of property, plant, and equipment                    6                           139                    70
   Deferred income taxes                                         1,120                          (418)                  101
   Provision (recovery) for doubtful accounts                      (15)                          424                    24
   Changes in operating assets and liabilities:
     Accounts receivable                                        (6,302)                       (1,040)               (1,327)
     Inventories                                                (4,009)                          320                (1,129)
     Refundable income taxes                                      (180)                         (240)
     Prepaid expenses and other                                   (687)                          365                  (417)
     Other assets                                                  412                          (801)                   77
     Accounts payable                                            7,472                        (1,513)                1,135
     Accrued expenses                                            1,079                          (158)                  418
     Income taxes                                                   --                          (386)                  164
                                                                ----------------------------------------------------------
Net cash provided by operating activities                       13,210                         9,547                11,382

INVESTING ACTIVITIES
Purchases of property, plant, and equipment                    (20,562)                       (8,682)              (11,676)
Proceeds from disposal of property, plant, and equipment            17                           102                    31
Acquisition of a division of Radian International LLC           (2,600)                           --                    --
                                                                ----------------------------------------------------------
Net cash used in investing activities                          (23,145)                       (8,580)              (11,645)

FINANCING ACTIVITIES
Borrowings under line of credit agreement                        9,312                            --                    --
Principal payments on long-term debt                            (4,333)                       (4,167)              (11,143)
Borrowings under long-term debt                                  1,000                         5,000                    --
Proceeds from issuance of common stock,
  net of issuance cost                                             190                            13                 9,504
Payments to repurchase common stock                                 --                            --                   (57)
                                                                ----------------------------------------------------------
Net cash provided by (used in) financing activities              6,169                           846                (1,696)
                                                                ----------------------------------------------------------
Net increase (decrease) in cash and cash equivalents            (3,766)                        1,813                (1,959)
Cash and cash equivalents at beginning of year                   3,851                         2,038                 3,997
--------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                      $     85                      $  3,851               $ 2,038



See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ACCOUNTING POLICIES

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

PRINCIPLES OF CONSOLIDATION

   The consolidated financial statements include the accounts of the Company and its subsidiaries, which are wholly owned. Significant intercompany accounts and transactions have been eliminated in consolidation.

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

PROPERTY, PLANT, AND EQUIPMENT

   Property, plant, and equipment is stated at cost. Depreciation is computed using the double declining balance and the straight-line methods based on the estimated useful lives of the related assets ranging from three to forty years.

FAIR VALUE OF FINANCIAL INSTRUMENTS

   Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments", requires that the Company disclose estimated fair values of financial instruments. Cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities are carried at amounts that reasonably approximate their fair values. The carrying amounts of the Company's borrowings under its line of credit arrangement approximates its fair value based on the variable nature of its interest rates.

REVENUE RECOGNITION

   Sales are recorded at the time individual items are shipped.

ADVERTISING COSTS

   Advertising costs are expensed as incurred. Advertising expense for the years ended July 31, 1997, 1996, and 1995 were $47,000, $54,000 and $55,000, respectively.

INCOME TAXES

   The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes".

EARNINGS PER SHARE AND SUPPLEMENTAL EARNINGS PER SHARE

   Earnings per share is computed using the weighted average number of shares of common stock and common stock equivalents outstanding during the year. Dilutive common equivalent shares are computed using the treasury stock method. Fully diluted earnings per share are not presented since such amounts would not have a material dilutive effect.

   Supplemental earnings per share, assuming the proceeds from the issuance of 922,000 common shares at the public offering of $10.50, net of issuance costs, were used to repay $9.0 million of the Company's indebtedness as of August 1, 1994, would have reduced earnings per share from $0.99 to $0.94 in 1995.

STOCK BASED COMPENSATION

   The Company grants stock options for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant. The Company accounts for stock option grants to employees in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees", (APB 25) and, accordingly, recognizes no compensation expense for the stock option grants.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

   In February 1997, the Financial Accounting Standards Board issued Statement No. 128, "Earnings per Share", which is required to be adopted by the Company in the second quarter of fiscal year 1998. At that time, the Company will be required to change the method currently used to compute earnings per share and to restate all prior periods. Under the new requirements for calculating basic earnings per share, the dilutive effect of stock options will be excluded. The impact is expected to result in an increase in basic earnings per share for the year ended July 31, 1997 of $0.03 to $1.11. The impact for the year ended July 31, 1996, is expected to increase $0.03 to $0.88 per share. The impact of Statement No. 128 on the calculation of diluted earnings per share for the years ended July 31, 1997 and 1996, is not expected to be material.

USE OF ESTIMATES

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. ACQUISITION

   In April 1997, the Company acquired the assets and assumed certain liabilities of a division of Radian International LLC (Radian) for $2,600,000. The acquisition was accounted for as a purchase, and accordingly, the results of its operations have been included in the consolidated results of operations since the transaction date. The purchase price has been allocated to the assets and liabilities acquired based on fair values at acquisition. The results of operations of Radian were not significant in relation to the Company for periods prior to the acquisition.

3. INVENTORIES

   Inventories consisted of the following:

JULY 31                                           1997     1996
---------------------------------------------------------------
(In thousands)
Raw materials                                   $2,117   $  649
Work-in-process                                  4,878    2,487
Finished goods                                   1,810    1,660
---------------------------------------------------------------
                                                $8,805   $4,796


4. LONG-TERM DEBT

   On July 25, 1997, the Company entered into a $45,000,000 long-term line of credit agreement with a bank. Up to $25,000,000 of the line of credit agreement can be converted into a long-term note payable. At July 31, 1997 there were no amounts converted to a long-term note. The line of credit bears interest at LIBOR plus a fixed rate factor, as defined, and/or the prime rate, payable monthly, and the interest rate can be converted by the Company to a fixed rate when the Company draws above $2,000,000. The line of credit expires on October 31, 2000 and provides for maximum borrowings of the lessor of $45,000,000 less any converted long-term note payable amounts. At July 31, 1997, amounts available under the line of credit were approximately $34,700,000. The weighted average interest rate under the line of credit was 8.5 percent in 1997. The above long-term debt agreements are collateralized by substantially all available assets of the Company.

   The line of credit agreement contains covenants which place various restrictions on financial ratios, transactions with related parties, and prohibits the payment of dividends. In addition, the line of credit agreement contains an event of default provision whereby all outstanding amounts would be due and payable should there be a change in ownership control.

Long-term debt consisted of the following:

JULY 31                                                                                1997        1996
-------------------------------------------------------------------------------------------------------
(In thousands)
$45,000,000 long-term line of credit agreement with a bank, interest payable monthly at LIBOR plus a fixed rate factor, as defined, and/or the prime rate,
  maturing October 31, 2000.                                                       $ 9,312      $   --


$1,000,000 long-term adjustable rate industrial development revenue bond, interest payable monthly at a variable rate until September 1, 2011 when all outstanding interest and principal is due and payable; secured by $1,000,000 irrevocable letter of credit; bond is subject to certain optional and
  mandatory redemption, as defined.                                                   1,000          --

$5,000,000 long-term note payable to a bank, paid in full during 1997.                   --       4,333
                                                                                   --------------------
                                                                                     10,312       4,333
Less current portion                                                                     --       1,000
-------------------------------------------------------------------------------------------------------
                                                                                    $10,312      $3,333


   Maturities of long-term debt for the five years succeeding July 31, 1997 are as follows: July 31, 1998 $0, 1999 $0, 2000 $0, 2001 $9,312,000, 2002 $0, and
thereafter $1,000,000. Interest payments approximated interest expense during the years ended July 31, 1997, 1996, and 1995.

5. STOCK OPTIONS

   The Company has elected to follow APB 25 and related Interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FASB Statement No. 123, "Accounting for Stock-Based Compensation" (Statement 123), requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation is recognized.

   During 1987, the Company's stockholders adopted a stock option plan (the 1987
Plan) that provides for the granting of options to employees (including officers) and non-employee directors at fair value at the date of the grant. The 1987 Plan provides for the issuance of options at fair value to purchase a maximum of 750,000 shares of common stock. All options under the 1987 Plan are exercisable cumulatively, beginning on the third anniversary of the date of grant. Generally, after three years from the date of grant, the optionee may purchase 40 percent of the shares granted; an additional 20 percent after four years; an additional 20 percent after five years; and the final 20 percent after six years. However, with respect to 200,000 options granted on August 25, 1994, the options become exercisable at the rate of 15 percent a year. All options expire between seven and ten years after the date of grant. The options granted under the 1987 Plan become fully exercisable if the Company is dissolved, liquidated, merged, consolidated, or undergoes a change in control as defined in the Plan document.

   During 1996, the Company's stockholders adopted a second stock option plan (the 1996 Plan) that provides for the granting of options to employees (including officers) and non-employee directors at fair value at the date of the grant. The 1996 plan provides for the issuance of options at fair value at the date of the grant. The 1996 plan provides for the issuance of options at fair value to purchase a maximum of 1,000,000 shares of common stock. All options under the 1996 plan are exercisable cumulatively, beginning on the first anniversary of the date of grant. Generally, after one year from the date of grant, the optionee may purchase 20 percent of the shares granted; an additional 20 after two years; an additional 20 percent after three years; an additional 20 percent after four years; and the final 20 percent after five years. All options expire ten years after the date of grant. The options granted under the 1996 Plan become fully exercisable if the Company is dissolved, liquidated, merged, consolidated, or undergoes a change in control as defined in the Plan document.

   Pro forma information regarding net income and earnings per share is required by Statement 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1997 and 1996: risk-free interest rate of 5.5 percent, dividend yield of zero percent, volatility factor of the expected market price of the Company's common stock of .46, and a weighted-average expected life of the option of 6.26 years and seven years, respectively.

   The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

   Because Statement No. 123 is applicable to options granted subsequent to December 31, 1994, its pro forma effect will not be fully reflected until approximately 2003. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the option's vesting period. The Company's pro forma information follows (in thousands except for earnings per share information):


JULY 31,                                                1997        1996
------------------------------------------------------------------------
(In thousands, except per share data)
Net income, as reported                               $8,022      $6,283
Pro forma compensation expense for stock options         142          74
------------------------------------------------------------------------
Pro forma net income                                  $7,880      $6,209

Earnings per share, as reported                       $ 1.08      $ 0.85
Earnings per share, pro forma                         $ 1.06      $ 0.84



   Information regarding stock options outstanding under the Plans are as follows:

                                                         WEIGHTED-AVERAGE
                                               SHARES     EXERCISE PRICE
-------------------------------------------------------------------------
Outstanding at July 31, 1994                  186,000            $3.11
  Granted                                     225,000             3.27
  Exercised                                    (9,600)            6.72
  Forfeited (canceled)                        (25,000)            3.10
                                              ------------------------
Outstanding at July 31, 1995                  376,400             3.11
  Granted                                     110,000            15.00
  Exercised                                   (64,040)            3.12
  Forfeited (canceled)                        (24,000)           12.50
                                              ------------------------
Outstanding at July 31, 1996                  398,360             5.69
  Granted                                     432,000            14.03
  Exercised                                   (40,960)            2.50
  Forfeited (canceled)                        (26,750)           12.85
                                              ------------------------
Outstanding at July 31, 1997                  762,650           $10.48


                                OPTIONS OUTSTANDING                           OPTIONS EXERCISABLE
--------------------------------------------------------------------    -------------------------------
                                WEIGHTED-AVERAGE
  RANGE OF         NUMBER          REMAINING        WEIGHTED-AVERAGE     NUMBER        WEIGHTED-AVERAGE
EXERCISE PRICE   OUTSTANDING    CONTRACTUAL LIFE    EXERCISE PRICE      EXERCISABLE    EXERCISE PRICE
-------------------------------------------------------------------------------------------------------

$2.50 - $3.25     258,900        6.83 years            $3.14             15,100        $2.50
    $4.00           5,000        7.29 years            $4.00               --           --
$10.63 - $15      368,750        9.24 years           $12.85               --           --
   $18.00         130,000        9.99 years              $18               --           --


   Exercise prices for options outstanding at July 31, 1997, range from $2.50 to $18.00. The weighted-average fair value of options granted during 1997 and 1996 was $7.43 and $8.36, respectively.

6. INCOME TAXES

   Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

JULY 31                               1997        1996
-------------------------------------------------------
(In thousands)

Deferred tax liabilities:
Tax over book depreciation          $2,499      $1,970
Receivables adjustments                493          --
Other, net                              52          52
                                    ------------------
Total deferred tax liabilities       3,044       2,022
                                    ------------------

Deferred tax assets:
Receivables allowances                  61         227
Inventory allowances                   136         116
Accrued vacation                       220         227
Accrued expenses                        87          80
Unicap and other                       158         110
                                    ------------------
Total deferred tax assets              662         760
------------------------------------------------------
Net deferred taxes                  $2,382      $1,262


   Significant components of the federal and state income tax expense are:

YEAR ENDED JULY 31      1997         1996         1995
------------------------------------------------------
(In thousands)

Current:
  Federal              $3,053      $ 3,486       $3,287
  State                   653          925          872
                       --------------------------------
   Total current        3,706        4,411        4,159
Deferred:
  Federal                 929         (347)          84
  State                   191          (71)          17
                       --------------------------------
   Total deferred       1,120         (418)         101
                       --------------------------------
                       $4,826      $ 3,993       $4,260
-------------------------------------------------------



   Total income tax payments, net of any refunds received, during the years ended July 31, 1997, 1996, and 1995, were approximately $3,997,000, $5,037,000 and $3,962,000, respectively.

   A reconciliation of the Company's effective income tax rate to the federal statutory rate follows:

YEAR ENDED JULY 31                       1997     1996     1995
---------------------------------------------------------------
Federal statutory rate                     34%      34%      34%
State tax net of federal benefit            7        7        7
Other                                      (3)      (2)      (2)
---------------------------------------------------------------
                                           38%      39%      39%

7. SIGNIFICANT CUSTOMERS AND EXPORT SALES

   The percentages of total sales to significant customers were as follows:


YEAR ENDED JULY 31                         1997     1996     1995
-----------------------------------------------------------------
Customer A                                 15%       5%       0%
Customer B                                  7       11       15
Customer C                                 20       21       15



   The amount of total export sales by geographic area was as follows:

YEAR ENDED JULY 31                       1997    1996      1995
-----------------------------------------------------------------
(In thousands)
Canada                             $    2,700  $ 3,800   $  3,500
Singapore                               5,800    6,900     10,800
United Kingdom and others              15,600    9,600     10,100
-----------------------------------------------------------------
Total export sales                 $   24,100  $20,300    $24,400



   The Company performs ongoing credit risk evaluations of its customers' financial conditions and generally does not require collateral. The Company's significant customers are major, well-known businesses in the electronic equipment industry. Credit losses have been provided for in the financial statements and have been within management's expectations.

8. COMMITMENTS AND CONTINGENCY

   The Company leases certain equipment and buildings under noncancelable operating leases that expire in various years through 2004. Total rental expense for all operating leases was approximately $397,000, $357,000 and $122,000 during the years ended July 31, 1997, 1996 and 1995, respectively. Future minimum payments under noncancelable operating leases with initial terms of one year or more consisted of the following at July 31, 1997:

-------------------------------------------------------------------------
(In thousands)

1998                                                          $   672,115
1999                                                              636,480
2000                                                              636,480
2001                                                              636,480
2002                                                              636,480
Thereafter                                                      1,092,624
-------------------------------------------------------------------------
                                                               $4,310,659

   The Company is a party to certain litigation in the normal course of business. Management does not anticipate any material adverse impact from the resolution of such matters.

9. BENEFIT PLANS

   The Company has a 401(k) Retirement Plan (Plan) covering all employees who reside in the United States, have completed six months of service, and have attained age 21. Under the terms of the Plan, employees may contribute up to 15 percent of their annual compensation, subject to Internal Revenue Service limitations. The Company matched 25 percent of employee contributions up to 6 percent of the employee's annual compensation. Additional contributions to the Plan can be made at the discretion of the Board of Directors. Company contributions to the Plan during the years ended July 31, 1997, 1996, and 1995, were approximately $212,000, $198,000 and $164,000, respectively.

   During 1996, the Company adopted the Continental Circuits Corp. Employee Stock Purchase Plan. All employees who are regularly scheduled to work at least 20 hours per week and have completed at least six (6) months of continuous service with the Company are eligible to participate in the plan. Eligible employees are entitled to purchase shares of common stock through payroll deductions of up to 10 percent of their compensation. The price paid for the common stock is equal to 85 percent of the fair market value of the Company's common stock on the last business day of the quarterly investment period. At the Company's option, common stock can either be purchased on the open market or through new shares issued. Total shares reserved for issuance are 200,000, with 17,937 purchased through July 1997 at a market price ranging from $10.75 to $13.88 per share.

10. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

   A summary of the quarterly results of operations for the years ended July 31, 1997 and 1996 follows:

                                       1ST QUARTER   2ND QUARTER    3RD QUARTER      4TH QUARTER
------------------------------------------------------------------------------------------------
(In thousands, except per share amounts)

1997:
Net sales                                $27,123      $29,562         $31,862         $32,205
Gross margin                              $4,463       $5,170          $6,148          $6,273
Net income                                $1,433       $1,817          $2,379          $2,393
Earnings per share                       $   .19      $   .24         $   .32          $  .32
Weighted average common
  and equivalent shares outstanding        7,424        7,432           7,457           7,497


                                       1ST QUARTER  2ND QUARTER   3RD QUARTER    4TH QUARTER
------------------------------------------------------------------------------------------------
(In thousands, except per share amounts)
1996:
Net sales                                $28,508      $28,860         $26,464         $24,530
Gross margin                              $5,733       $6,215          $4,406          $2,506
Net income                                $2,248       $2,305          $1,380           $ 350
Earnings per share                        $  .30        $ .31           $ .19           $ .05
Weighted average common
  and equivalent shares outstanding        7,430        7,431           7,413           7,420


   The 1997 quarterly results for net earnings per share, when totaled, do not equal the net earnings per share for the year ended July 31, 1997 due to rounding.

REPORT OF INDEPENDENT AUDITORS


THE BOARD OF DIRECTORS AND SHAREHOLDERS
CONTINENTAL CIRCUITS CORP.

   We have audited the accompanying consolidated balance sheets of Continental Circuits Corp. and subsidiaries as of July 31, 1997 and 1996, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended July 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Continental Circuits Corp. and subsidiaries at July 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended July 31, 1997 in conformity with generally accepted accounting principles.


                                                           /s/ ERNST & YOUNG LLP
Phoenix, Arizona
August 22, 1997

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

Michael F. Jarko (1)
Retired;  Former Principal
of Jarko Associates

John Nance (4)
Retired; former manager of Large Systems Business Planning for Bull-HN Worldwide

David C. Wetmore (2)
Managing Director,
The Updata Group

1. Chairman of the Compensation Committee

2. Member of the Compensation Committee

3. Chairman of the Audit Committee

4. Member of the Audit Committee

Annual Meeting of Shareholders
Friday, December 12, 1997  8:00 a.m.
Phoenix Airport Hilton
2435 S. 47th St.
Phoenix, AZ 85034

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

Visit Continental Circuits' web site at: http://www.contcirc.com

OFFICERS
Frederick G. McNamee, III
Chairman of the Board,
President and Chief
Executive Officer

Joseph G. Andersen
Vice President of Finance, Chief
Financial Officer, Secretary and
Treasurer

John W. Maddux
Vice President-Quality and
Engineering

Steven N. Lach
Vice  President-
Manufacturing Operations

James Buchanan
Vice President-Sales and Marketing

Robert A. Kosciusko
Vice President-Human Resources

CORPORATE DATA
Corporate Offices
Continental Circuits Corp.
3502 East Roeser Road
Phoenix, AZ  85040
602.268.3461

LEGAL COUNSEL
Quarles & Brady
Phoenix, Arizona

INDEPENDENT AUDITORS
Ernst & Young LLP
Phoenix, Arizona

STOCK REGISTRAR & TRANSFER AGENT
Harris Trust and Savings Bank
Attn:  Shareholder Services
P.O. Box 755
Chicago, IL  60690
312.461.2288

INVESTOR RELATIONS
Silverman Heller Associates
1100 Glendon Avenue, Suite 1801
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

---------------------------------------------------------------
FISCAL 1996                             HIGH          LOW
---------------------------------------------------------------
First Quarter (August 1-October 31)     $17 1/4    $13
Second Quarter (November 1-January 31)  $17 1/2    $13 3/16
Third Quarter (February 1-April 30)     $16 1/4    $10 1/4
Fourth Quarter (May 1-July 31)          $14 1/8    $ 9

---------------------------------------------------------------
FISCAL 1997                                HIGH      LOW
---------------------------------------------------------------
First Quarter (August 1-November 2)     $13 1/8    $10 1/4
Second Quarter (November 3-February 2)  $14 1/4    $10
Third Quarter (February 3-May 3)        $14 1/2    $11 1/2
Fourth Quarter (May 4-July 31)          $19 3/4    $11 7/8



   As of September 30, 1997 there were approximately 94 shareholders of record for Continental Circuits' common stock.

   The Company cannot currently pay a cash dividend on its common stock and intends to retain earnings, if any, for use in the operation and expansion of its business.

                                                                              25